PART I of FORM C

Name of issuer: Xairos Systems, Inc.

Form: C corporation

Jurisdiction of Incorporation/Organization: Delaware

Date of organization: March 19, 2019

Physical address of issuer: 9741 Sunset Hill Circle, Lone Tree, Colorado 80124

Website of issuer: https://www.xairos.com

Is there a co-issuer? _X yes __ no. If yes,

Name of co-issuer: Xairos CF SPV, LLC

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: Delaware

Date of organization: January 18, 2022

Physical address of co-issuer: 9741 Sunset Hill Circle, Lone Tree, Colorado 80124

Website of co-issuer: https://www.xairos.com

Name of intermediary through which the offering will be conducted: SV Portal, LLC

CIK number of intermediary: 313077

SEC file number of intermediary: 007-00280

CRD number, if applicable, of intermediary: 0001841129

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 8% of amount raised as a cash commission.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: 2% of the interest sold in the same form of security.

Type of security offered: Convertible Promissory Note

Target number of securities to be offered: 100,000

Price (or method for determining price): $1.00 at par

Target offering amount: $100,000

Oversubscriptions accepted: X Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:

    Pro-rata basis

- **Other – provide a description:** First come, first served, with rolling closes

Maximum offering amount (if different from target offering amount): $500,000

Deadline to reach the target offering amount: April 15, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 2

Total Assets:	Most recent fiscal year-end:	$99,971	Prior fiscal year-end:	$28,443
Cash & Cash Equivalents:	Most recent fiscal year-end:	$99,971	Prior fiscal year-end:	$28,443
Accounts Receivable:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Short-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$16,380
Long-term Debt:	Most recent fiscal year-end:	$823,355	Prior fiscal year-end:	$0
Revenues/Sales	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Cost of Goods Sold:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Taxes Paid:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0

Net Income:	Most recent fiscal year-end:	($615,448)	Prior fiscal year-end:	($288,037)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

PART II

OFFERING MEMORANDUM DATED FEBRUARY 22, 2022



Xairos Systems, Inc.
9741 Sunset Hill Circle
Lone Tree, CO 80124
www.xairos.com

SPV Interests Representing
Up to $500,000 Worth of Convertible Promissory Notes and the Shares of Non-Voting
Common Stock into Which They May Convert

Minimum investment: $250

Xairos Systems, Inc. ("Xairos," "the Company," "we," or "us"), is offering up to $500,000 worth of its Convertible Promissory Notes and the shares of non-voting common stock into which they may convert in connection with a future financing. The investment will be made through Xairos CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act (the "Crowdfunding SPV"). The minimum target amount under this Regulation CF offering is $100,000 (the "Target Amount"). The Company must reach its Target Amount of $100,000 by April 15, 2022. Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering by April 15, 2022, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

If the Company reaches the Target Amount prior to April 15, 2022, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $500,000 maximum raise.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Xairos Systems, Inc. was organized to provide secure and accurate time synchronization using proprietary technology for a range of applications, including data fusion, sensor arrays, power grids, telecommunications, financial networks, data centers, smart factories, and position and navigation.

Xairos is based in Lone Tree, Colorado and was incorporated in Delaware on March 19, 2019. It currently has two full-time employees. The SPV, Xairos CF SPV, LLC was organized on January 18, 2022, and has no purpose other than to hold the securities to be issued by the Company and pass through the rights related to those securities.

Investments in this offering will be made through Xairos CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act.

The Problem

Much of the world's telecommunications and networks rely on a reference timing signal obtained from the Global Positioning System (GPS). In fact, over half of the $1.4T in economic benefits generated by GPS comes from its role as the world's timekeeper, according to a 2019 report (https://www.rti.org/sites/default/files/gps_finalreport.pdf). But GPS is not nearly secure or accurate enough for modern networks, a problem has been identified in numerous articles:

- "What Happens If GPS Fails?", The Atlantic, June 13, 2016 - "Despite its name, the Global Positioning System is not about maps; it's about time."

- "The World Economy Runs on GPS. It Needs a Backup Plan", Bloomberg Businessweek, July 25, 2018 - "GPS isn't just for maps. It's also a kind of vast, spaceborne clock. Computers all over Earth use it to determine what time it is, down to billionths of a second. When there's the slightest disagreement among those computers, things fall apart."

- "America has a GPS Problem", New York Times, January 23, 2021 - "GPS is likely the least recognized, and least appreciated, part of our critical infrastructure. Indeed, most of our critical infrastructure would cease to function without it."

- "Lost on the Next Battlefield: The Need to Replace GPS", US Army War College, January 21, 2022 - "The DoD should ask Congress to stop funding GPS."

As well as US Government agencies, going back to a two-decade old Department of Transportation (DOT) report titled "Vulnerability Assessment of the Transportation Infrastructure Relying on the Global Positioning System":

- "An Evaluation of Dependencies of Critical Infrastructure Timing Systems on the Global Positioning System (GPS)", NIST, November 2021

- "Best Practices for Improved Robustness of Time and Frequency Sources in Fixed Locations", Department of Homeland Security (DHS), January 6, 2015

- "Positioning, Navigation, and Timing and Navigation Warfare", Department of Defense (DoD) Instruction 4650.08, December 30, 2020

- "Defense Navigation Capabilities", US Government Accountability Office (GAO) Report to the US Senate Committee on Armed Services, May 2021

- "National Research and Development Plan for Positioning, Navigation, and Timing Resilience", National Science and Technology Council (NSTC) and Office of Science and Technology Policy (OSTP) Executive Office of the President, August 2021

- "Strengthening National Resilience through Responsible Use of Positioning, Navigation, and Timing Services", Executive Order 13905, February 12, 2020

The Solution

Xairos is building a timing service to replace timing from GPS that is much more accurate and secure utilizing proprietary quantum clock synchronization (QCS) technology.

More secure and resilient timing is one of the advantages of the Xairos solution. All financial, data and communication networks, and power grids, would degrade and fail within hours without a timing signal, and it has been estimated that a GPS outage would cost the US economy $1B per day.

The other advantage is better timing accuracy. It is documented that better timing accuracy allows telcos to increase bandwidth and users, and reduce latency and data centers to run more efficiently. It also enables better position accuracy, 6G networks, and quantum networks.

The backbone of this system is the patented QCS technology that was invented and wholly owned by the Xairos team and demonstrated using simple hardware. This system works over fiber, free-space, and from satellites, allowing Xairos to scale up to a global timing service through a small constellation of satellites as the business grows.

The Xairos team has decades of space, quantum, and business experience to commercialize this technology, including the inventor of this technology.

The value of this technology is validated by funded projects from the Air Force, NASA and Navy; acceptance in the Air Force-sponsored Catalyst Accelerator, Techstars Space Accelerator, and Creative Destruction Lab (CDL) Quantum stream; and partnerships with a number of commercial and research organizations.

Market

Every telecommunication and data network in the world uses timing from GPS. There are millions of timing and synchronization units installed in these networks, with estimates of 450,000 new units sold per year at thousands of dollars per unit. But all of these units are still limited by the poor accuracy and security of the weak GPS signal.

In contrast, Xairos is developing a more accurate, secure, and resilient timing service, with full turnkey support. Instead of a hardware sales model, Xairos will offer a subscription model at a price point that is comparable to existing hardware. This will allow Xairos to upsell better quality of service (QoS) as the system expands. The value proposition for the end customer is the better accuracy and security at a similar price, and the ability to pay out of operating expense (OpEx) instead of a large upfront capital expenditure (CapEx).

The total addressable market (TAM) is projected to reach $500B by 2031. Timing and synchronization cuts across a variety of verticals including defense agencies ($17 billion), data centers ($34 billion), power grids ($28 billion), position navigation ($128 billion), financial networks ($21 billion), factory automation ($86 billion), and telecommunication ($208 billion).

Customer Interest

To date Xairos has received Small Business Innovation Research (SBIR) and Small Business Technology Transfer (STTR) Programs contracts that have generated over $425,000 in income. In addition, Xairos was also awarded a small hardware contract from the US Navy and a $250,000 Advanced Industries Grant from the State of Colorado.

Future Roadmap

Xairos plans to continue development of their core timing product for the commercial market. In 2022, Xairos intends to re-package the lab hardware into a commercial proof-of-concept that can provide time synchronization for fiber-connected networks. In parallel, Xairos plans to design the space hardware, continue its research and development while also launching terrestrial services to the commercial market. In 2023, Xairos will move on to building their first satellite that will provide regional service to the commercial market while building out prototypes. In 2024, Xairos will continue working towards a global service with additional satellites, which it intends to launch sometime in 2025 – 2026.

Intellectual Property

The Company's intellectual property is protected by the following patent applications:

Title	Application No.	Publication Date
Quantum Secure Clock Synchronization Based on Time-Energy and Polarization Entangled Photon Pairs	16/569,280	March 12, 2020
Quantum Secure Network Clock Synchronization	17/348,585	December 16, 2021

Patent License

Xairos' rights to patent application 16/569,280 is licensed from the University of Texas at Austin. The original effective date of the license was October 23, 2020. The agreement includes certain milestones, such as the first sale of a licensed produce by December 31, 2024. Once sales of licensed products begin, Xairos will be obligated to make a 3% royalty payment under the agreement with minimum amounts per contract year.

Litigation

Xairos is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

The Company's Property

Xairos does not own any significant property. Xairos uses the business address of 9741 Sunset Hill Circle, Lone Tree, CO 80124 and has no lease agreement for this address.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires that we identify risks that are specific to our business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company and our Business

Our product is not yet ready for commercial deployment.

Additional research and development is required before our product will be usable for spaceflight applications. We may encounter unexpected delays or additional expenses, or may never have a product accepted by the market. If there is a lack of uptake by potential customers of a new product, the Company may not succeed.

We are a recently formed company and have limited operating history on which to evaluate our performance.

Xairos was recently formed in March 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We expect to incur net losses until we can establish a consistent base of customers for the Company's product. There is no assurance that we will be profitable or generate sufficient revenues to support our operations.

Our financials were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 2 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. We have not yet generated any revenues and it is uncertain when we will start doing so. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing.

Voting control is in the hands of the Company's Management.

Voting control is concentrated in the hands of the Company's CEO, David Mitlyng, who holds approximately 59% of the outstanding shares of common stock of the Company. Subject to any fiduciary duties owed to owners or investors under Delaware law, our CEO may be able to exercise significant influence on matters requiring owner approval, including the election of directors, approval of significant company transactions, and will have unfettered control over the

Company's management and policies. You may have interests and views that are different from our management. For example, management may support proposals and actions with which you may disagree with. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, our CEO could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company depends on key personnel and faces challenges recruiting needed personnel.

The Company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

If the Company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.

The Company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its products. The Company must prosecute and maintain its existing patents and obtain new patents. Some of the Company's proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the Company. The Company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The Company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the Company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the Company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the Company will initiate actions to protect its intellectual property, which can be costly and time consuming.

We are dependent on general economic conditions.

Our business model is dependent on our target customers being able to finance their own operations and interest in spaced based applications for new radiation shielding materials and forecasting system. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future interest of our target customers, which would negatively impact our revenues and possibly our ability to continue operations. These fluctuations may be significant and could impact our ability to operate our business.

If the Company cannot raise sufficient funds, it will not succeed.

Xairos is seeking to raise up to $500,000 in this offering, and may close on any investments that are made after reaching its target of $100,000. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Evolving regulations governing the growth and availability of space based applications and services may impact the Company's business and prospects.

We anticipate U.S. and International space regulations will evolve and may impact our operations and business success. If new or changed regulations are introduced, they may limit our ability to market and sell our products and services to customers, as well as possibly limiting our customer's ability to apply our products and services.

Risks Related to the Securities and the Offering

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

There is no guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

We may conduct closings on funds tendered in the offering at any time. At that point, investors whose subscription agreements have been accepted will become our beneficial noteholders. We may file amendments to our Form C reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our beneficial noteholders and will have no such right.

This investment is illiquid.

There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer.

Our management has discretion as to the use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors will be entrusting their funds to the Company's management; upon whose judgment and discretion the investors must depend.

The value of your investment may be diluted if the Company issues additional options, convertible securities or shares of its capital stock.

The convertible note in this offering will convert at a conversion price based on the per share price of the Company in the future, or a capped valuation relative to the number of outstanding shares. As we issue more shares, this may result in the reduction in the value of the shares that you may receive upon conversion of the convertible notes.

The non-voting common stock into which the notes will convert has not yet been authorized by the board of directors.

The convertible notes in this offering will convert into shares of the Company's non-voting common stock. Those shares have not yet been authorized under the Company's certificate of incorporation, and there are insufficient shares available to convert the notes into the Company's existing capital stock. Should the Company fail to authorize the non-voting preferred stock into which the notes convert, investors may not receive the equity interests to which they would be entitled.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Xairos CF SPV, LLC, becoming a member of the SPV, and that investment purchases our convertible notes. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the convertible notes. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications and unexpected risks in that process.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Colorado, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Colorado, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us.   Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, if the convertible notes are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the Shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on our team:

Name	Position	Age	Term of Office	Approx. hours per week (if not full time)
Executive Officers:				
David Mitlyng	Chief Executive Officer	51	March 19, 2019	Full time
Dr. James Troupe	Chief Quantum Scientist	50	November 9, 2020	Full time
Directors:				
Roger Yee	Director	49	March 7, 2021	N/A
David Mitlyng	Director	51	March 19, 2019	N/A

David Mitlyng, CEO

David founded Xairos in March 2019 and has served as our CEO since that time. He has three decades of space, optics, and business experience with Hughes Space and Communications, Orbital ATK, SSL, and BridgeSat, and a BS in Aeronautical Engineering from Cal Poly SLO, a MS in Aeronautics and Astronautics from Stanford University, and an MBA from the MIT Sloan School of Management. Prior to founding the Company, David did business development and strategy for BridgeComm from June 2015 to March 2018. In addition, Dave was the Vice President of Marketing and Sales of SSL (now Maxar) from April 2013 to June 2015 where he developed satellite projects.

Dr. James Troupe, Chief Quantum Scientist

Dr. Troupe has served as our Chief Quantum Scientist since November 2020. Dr. Troupe is the inventor of the QCS protocol. He has authored key papers on this protocol, including "Secure Quantum Clock Synchronization" and "Symmetrical clock synchronization with time-correlated photon pairs", and has developed the exclusive IP and patents. He has two decades of quantum research experience with University of Texas at Austin, Applied Research Laboratories, and Office of Naval Research focused on the application of quantum mechanical properties to communication, computing, and sensing technology for the Navy and DoD. From October 2014 through November 2020, Dr. Troupe was a research associate at the University of Texas at Austin, Applied Research Laboratories, Signal and Information Sciences Laboratory, Center for Quantum Research. Additionally, Dr. Troupe was the Science Director for Quantum S&T, Office of Naval Research Global (ONRG), London, UK Office. Dr. Troupe received his BS in Physics from University of New Orleans, his MS in Physics from Tulane University, and Ph.D in Computational Science from Chapman University.

Roger Yee, Director

Roger is Managing Partner of outcome/one providing strategy and management consulting services for companies in the aerospace, defense and government services markets.

Previously, Roger was Senior Vice President, Strategy + Business Development at BRTRC Federal Solutions leading the Company's strategy and business growth functions.

Roger was Vice President at BAE Systems, Inc. where he led the group's programs for US and global defense & security customers in enterprise IT solutions, cybersecurity products and services and mission applications. He has held a succession of executive leadership positions at BAE Systems across technical business areas and business & innovation strategy. He joined BAE Systems through their acquisition of DigitalNet Inc., where he was Vice President responsible for the go-to-market strategy for advanced technology solutions for Federal, Homeland and Defense customers.

Roger is a veteran of investor and private-equity backed technology start-ups, having founded and grown three companies resulting in successful exits through initial public offerings and acquisitions. His previous companies and executive roles include ShadowLogic, Inc. (CEO), a cybersecurity services company; LaunchFuel, Inc. (CTO), a technology venture accelerator; and AppNet Systems, Inc. (VP) an Internet and electronic commerce solutions firm.

Roger's work has been featured in media including the Washington Post, Federal Computing Week, Washington Technology, Government Security News, Washington Business Journal and is a frequent invited panelist at government and industry events. He is a Next Generation Fellow of The American Assembly, Cybersecurity Working Group Chair for Open Source for America, DHS Homeland Open Security Technology (HOST) Council of Peers and a Global CEO Mentor for the Founder Institute.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns over 20% the Company's equity securities as of January 1, 2021:

Name of beneficial owner	Title of class	Amount and nature of beneficial ownership	Percent voting power
David Mitlyng	Common	25,000 shares of common stock	58.8%
Antia Lamas-Linares	Common	12,500 shares of common stock	29.4%
James Troupe	Common	5,000 shares of common stock	11.8%*

*In addition to the 5,000 shares of common stock held by Mr. Troupe, he also holds options for an additional 15,000 shares of our common stock. If Mr. Troupe elected to exercise all his options and all other options granted to other individuals were exercised, Mr. Troupe would hold approximately 24% of the Company's voting power.

USE OF PROCEEDS

The following table sets forth the uses of proceeds as percentages for our target offering amount and maximum amount we will accept in this offering. These percentages reflect the net proceeds received by the Company from the SPV after offering commissions payable to Spaced Ventures. For further discussion, see the section entitled "Financial Discussion—Plan of Operations."

Purpose or Use of Funds	Percent Allocation After Offering Expenses for a $100,000 Raise	Percent Allocation After Offering for a $500,000 Raise
Product Development	0%	35%
Sales and Marketing	20%	10%
General & Administrative	80%	55%

The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

FINANCIAL DISCUSSION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this offering memorandum. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Xairos Systems, Inc. was incorporated on March 19, 2019 under the laws of the State of Delaware. The Company was originally incorporated as Speqtral Quantum Technologies, Inc. and changed its name to Xairos Systems, Inc. on June 8, 2021. Since founding, we have been developing our products and services including our secure and accurate time synchronization service.

The SPV, Xairos CF SPV, LLC was recently organized and has no purpose other than to hold the securities to be issued by the Company and pass through the rights related to those securities.

Operating Results

The Company has not yet generated any revenue. The company's operating expenses consist of sales & marketing, research & development, and general & administrative expenses. Operating expenses in 2020 amounted to $762,289, compared to $303,037 in 2019. Sales & marketing expenses were $0 in 2020 compared to $4,102 in 2019. Research & development expenses in 2020 were $446,706 compared to $239,099 in 2019. This increase is due to additional IP and projects in development. General & administrative expenses in 2020 were $315,582 compared to $59,836 in 2019. This increase is due to the additional expenses associated with hiring and managing contractors, proposing and managing the SBIR/STTR projects, developing subcontractors, marketing and customer discovery, all associated with the growth of the Company.

As a result of the foregoing factors, the Company's net loss from operations was $615,448 in 2020.

Other income primarily consists of CARES Act grants and loans and other capital investments. Other income amounted to $146,841 in 2020, compared to $15,000 in 2019. This increase is due to the award of the SBIR grants. Going forward, when we begin sales of our product utilizing our technology, we will be required to make royalty payments of 3% of the gross revenues from sales of those products under our license agreement with the University of Texas at Austin.

As a result of the foregoing factors, the Company's net loss for 2020 was $208,863.

Since the end of the period covered by the financial statements our expenses remained on par with 2021.

Liquidity and Capital Resources

To date, the Company has not made any profits and is still a "development stage company." The company has recorded losses from the time of inception to December 31, 2020 in the total amount of $903,485.

The company was initially capitalized by investments from related parties. The company has since been capitalized through the issuance of convertible notes, totaling $238,689, the issuance of SAFE Notes, totaling, $100,000, receipt of a Paycheck Protection Program loan, totaling $46,000 (fully forgiven in February 2021), receipt of an Economic Injury Disaster Loan, totaling $25,000, and receipt of $394,000 in U.S. federal government research grants.

The company had approximately $103,480.50 in cash on hand as of January 1, 2022 Additionally, the Company was awarded a $250,000 Advanced Industries Grant on November 12, 2021. The Company has not yet received this funds, but is in the process of completing paperwork to receive final disbursement. Currently, we estimate our burn rate (net cash out) to be on average $45,000 per month. We anticipate requiring an additional $500,000 in addition to the funds being raised in this offering to reach key milestones and demonstrate viability ahead of future raises.

Plan of Operations and Milestones

As discussed under "The Company and its Business—Future Roadmap", we expect to continue our product development over the next 36 months while also introducing our product to the market. In 2022, the Company intends to continue its research and development while also launching terrestrial services to the commercial market. In 2023, the Company will move on to providing regional service to commercial market while building out prototypes. In 2024, the Company will look to continue working towards global service, which it intends to launch sometime in 2025 – 2026.

RELATED PARTY TRANSACTIONS

On August 23, 2021, the Company issued a convertible promissory note to our CEO, David Mitlyng with a principal amount of $50,000. The convertible note bears interest at 5% per annum, bears a valuation cap of $3,000,000 and a discount rate of 80%. Additionally, pursuant to the convertible note the "qualified financing threshold" is $250,000. The Company may not prepay the convertible note. In the event the Company issues and sales shares of its capital stock on or before maturity of the convertible note in an aggregate amount above the qualified financing threshold, the convertible note and accrued interest thereunder shall convert into such shares issued and sold by the Company. The price per share of such shares shall be the lesser of the discount rate multiplied by the price per share for such shares paid by the investors or the price equal to the valuation cap divided by the total number of shares outstanding immediately prior to such issuance and sell of shares, as determined on a fully diluted basis.

David Mitlyng additionally invested $150,000 in the Company at the time of formation in exchange for 5,000 common shares (later split to 25,000 common shares).

Both David Mitlyng and Dr. James Troupe, our Chief Quantum Scientist, receive annual compensation of $144,000.

RECENT OFFERINGS OF SECURITIES

On October 11, 2021, the Company issued two convertible promissory notes with an aggregate principal amount of $88,689. The convertible note bears interest at 5% per annum, bears a valuation cap of $10,000,000 and a discount rate of 80%. Additionally, pursuant to the convertible note the "qualified financing threshold" is $5,000,000. The Company may only prepay the convertible note upon prior written consent of the holders of at least 50% of the then outstanding principal balance of these notes. In the event the Company issues and sales shares of its capital stock on or before maturity of the convertible note in an aggregate amount above the qualified financing threshold, the convertible note and accrued interest thereunder shall convert into such shares issued and sold by the Company. The price per share of such shares shall be the lesser of the discount rate multiplied by the price per share for such shares paid by the investors or the price per share reflecting a $10,000,000 pre-money value immediately prior to financing.

In August and September of 2021, the Company sold $100,000 worth of SAFE Agreements to six investors. In the event the Company issues and sells Preferred Stock, these agreements will convert into a number of the Company's Preferred Stock determined by dividing the amount each such investor in the SAFE Agreements by (a) 80% of the price per share of Preferred Stock paid by investors in the financing, or (b) $10,000,000 divided by the total number of shares of the Company's capital stock issued and outstanding on a fully diluted basis, depending on which results in the greater number of shares upon conversion.

On August 23, 2021, the Company issued a convertible promissory note to our CEO, David Mitlyng with a principal amount of $50,000. The convertible note bears interest at 5% per annum, bears a valuation cap of $3,000,000 and a discount rate of 80%. Additionally, pursuant to the convertible note the "qualified financing threshold" is $250,000. The Company may not prepay the convertible note. In the event the Company issues and sales shares of its capital stock on or before maturity of the convertible note in an aggregate amount above the qualified financing threshold, the convertible note and accrued interest thereunder shall convert into such shares issued and sold by the Company. The price per share of such shares shall be the lesser of the discount rate multiplied by the price per share for such shares paid by the investors or the price equal to the valuation cap divided by the total number of shares outstanding immediately prior to such issuance and sell of shares, as determined on a fully diluted basis.

In June 2021, the Company issued a convertible promissory note with a principal amount of $100,000. The convertible note bears interest at 5% per annum, bears a valuation cap of $3,000,000 and a discount rate of 80%. Additionally, pursuant to the convertible note the "qualified financing threshold" is $250,000. The Company may not prepay the convertible note. In the event the Company issues and sales shares of its capital stock on or before maturity of the convertible note in an aggregate amount above the qualified financing threshold, the convertible note and accrued interest thereunder shall convert into such shares issued and sold by the Company. The price per share of such shares shall be the lesser of the discount rate multiplied by the price per share for such shares paid by the investors or the price equal to the valuation cap divided by the total number of shares outstanding immediately prior to such issuance and sell of shares, as determined on a fully diluted basis.

In June 2021, the Company entered into a Fixed Percentage Convertible Equity Agreement (the "**_Equity Agreement_**"). Pursuant to the Equity Agreement, the investor invested $20,000 in the Company in exchange for 6% of the Company's common stock, on a fully diluted basis to be issued immediately prior to the earliest to occur of (i) the issuance and sale of shares of the capital stock of the Company equal to or greater than $250,000, (ii) a change of control or initial public offering, or (iii) fifteen days after demand from the investor.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

General

Xairos is offering up to $500,000 and a minimum of $100,000 worth of its Convertible Promissory Notes and the shares of non-voting common stock into which they may convert. The investment will be made through Xairos CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Amount of $100,000 by April 15, 2022. Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering by April 15, 2022, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Amount prior to April 15, 2022, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $500,000 maximum raise.

The minimum investment per investor is $250.

Crowdfunding SPV

The securities in this offering will be issued by both the Company and the Crowdfunding SPV. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the Company. The Crowdfunding SPV will be the legal owner of the Notes. Investors in this offering will own membership interests in the Crowdfunding SPV, Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Notes (and the shares into which they convert) as if they had invested directly with the Company.

Terms of the Notes

The following is a summary of the basic terms and conditions of the Notes. The following summary is qualified in its entirety by the terms included in the Convertible Promissory Note and Convertible Promissory Note Purchase Agreement of the Company. Any defined terms below are included in the Convertible Promissory Note.

Maturity Date:	Principal and unpaid accrued interest on the Notes will be due and payable at April 15, 2025 (the "***Maturity Date***").
Interest:	Simple interest will accrue on an annual basis at the rate of 5% per annum based on a 365 day year.

Conversion to Equity by Qualified Financing:	In the event that the Company issues and sells shares of its capital stock to investors (the "***Qualified Investors***") on or before the date of the repayment in full of the convertible note in one or more transactions pursuant to which the Company issues and sells shares of its capital stock resulting in gross proceeds to the Company of at least $5,000,000 (excluding the conversion of the Notes and any other debt) (a "***Qualified Financing***"), then it converts into the non-voting common stock of the Company, at conversion price equal to the lesser of (i) 80% of the per share price paid by the Qualified Investors, regardless of the terms of the securities in the Qualified Financing, or (ii) the price equal to the quotient of $10,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).
Sale of the Company:	If the Company is sold then (i) the Company will give the SPV at least five days prior written notice of the anticipated closing date of such sale of the Company and (ii) at the closing of such sale of the Company, in full satisfaction of the Company's obligations under the convertible note, the Company will pay to the SPV an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under the convertible note plus 1.5 times the outstanding principal amount of the convertible note or (b) the amount the SPV would have been entitled to receive in connection with such sale of the Company if the aggregate amount of principal and interest then outstanding under the convertible note had been converted into shares of non-voting common stock of the Company in a Qualified Financing.
Conversion upon Maturity:	Upon the Maturity Date the entire outstanding principal balance and all unpaid accrued interest shall be converted into the non-voting common stock of the Company at conversion price equal to the quotient of $10,000,000 divided by the aggregate number of outstanding common shares of the Company immediately prior to the conversion.
Pre-Payment:	The principal and accrued interest may not be prepaid unless approved in writing by the Requisite Holders.
Amendment and Waiver:	The Note Purchase Agreement and the Notes may be amended, or any term thereof waived, upon the written consent of the Company and the Requisite Holders.

| *No Security Interest:* | The Notes will be a general unsecured obligation of the Company, subordinated to any current or future debts of the Company. |

Description of the Outstanding Capital Stock of the Company

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Certificate of Incorporation and to the applicable provisions of Delaware law.

We are authorized to issue 100,000 shares of common stock with par value $0.001. As of January 1, 2022, our outstanding shares of common stock consisted of 42,500 shares. Under the 2021 Equity Incentive Plan, 16,000 options were granted and 25,000 shares are reserved for issuance under the plan.

A summary is presented in the following table:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued*	Available
common stock	100,000	42,500	41,000	16,500

*Includes 41,000 reserved shares for options under the 2021 Equity Incentive Plan.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of shares any additional classes of stock that we may designate in the future.

Non-Voting Common Stock

At the time of this offering no non-voting common stock of the Company is authorized or outstanding. We intend to authorize the issuance of the non-voting common stock in accordance with the terms below in the event of a future financing that results in the conversion of the Notes in this offering.

Dividend Rights

Holders of our non-voting common stock would be entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. Holders of our non-voting common stock would receive dividends, if any, in pari passu with the holders of our voting common stock.

The dividends would not be cumulative and would be available when, as, and if declared by the Board. There would be no requirement or penalty for us to declare dividends. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of non-voting common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders pari passu with the holders of voting common stock after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Redemption

The non-voting common stock would not be redeemable.

Voting Rights

The non-voting common stock issuable to investors in this offering upon conversion of the Notes would not include the right to vote on matters submitted to the stockholders for vote.

Information Rights

The non-voting common stock issuable to investors in this offering upon conversion of the Notes would not grant the holders thereof to information rights except to the extent required by Delaware law.

Transfer Agent

The Company has not engaged a transfer agent as it intends to maintain current records of investors through the recordkeeping by its Crowdfunding SPV.

What it Means to be a Minority Holder

As an investor in Notes of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Investors in this Offering may hold non-voting interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

How we determined the offering price

We determined the valuation cap of the convertible note based on the best estimates of our management. The valuation cap is not based on the historical financial performance of the Company or any other objective metric.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

- In June 2021 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the Company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value — This is based on analysis of the Company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

Disqualification

Neither the Company, the Crowdfunding SPV nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Testing the Waters

We have undertaken a testing the waters campaign prior to the filing of this Form C. The offering page and communication materials related to that campaign have been included as exhibits to this Form C.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.xairos.com.

Compliance failure

The company and the Crowdfunding SPV has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://www.spacedventures.com/offers/xairos .